UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

CREDIT RATING

Royal Dutch and Shell Transport have today received the following advice from Moody’s Investors Service:

Moody’s Investors Service downgraded the long-term debt ratings of the guaranteed subsidiaries of the Royal Dutch/Shell Group of companies to Aa1 from Aaa, acting on a rating review initiated on January 9, 2004. Ratings downgraded to Aa1 from Aaa include the securities of Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) PLC. The Prime-1 guaranteed commercial paper ratings of both entities are affirmed. Also downgraded to Aa2 from Aa1 are the issuer rating and certain long-term IRBs of Shell Oil Company, a wholly-owned subsidiary and holding company for the Group’s U.S. based operations; the global notes of Pennzoil-Quaker State to Aa3 from Aa2; and the preferred stock of Shell Frontier Oil & Gas to A1 from Aa3. All of the affected long-term ratings remain under review for possible further downgrade.

The downgrades reflect the diminished prospects and positioning of Royal Dutch/Shell’s key upstream oil and gas operations relative to its highly rated peer group, as well as the organizational and cultural challenges manifested by the serious breaches in executive level oversight and governance. A weaker fundamental upstream position is evidenced by the series of large petroleum reserve re-categorizations announced since January 2004. Since that time, some 4.35 billion BOE reserves, or more than 22% of the Group’s proved reserves, have been “de-booked”to bring its reporting practices in line with industry convention and, importantly, in compliance with SEC standards for proved reserves, which address the certainty and timing in which reserves will be developed and produced.

The immediate financial and cash flow impacts of the de-bookings are not substantial in relation to Royal Dutch/Shell’s asset base and financial position. However, the competitive pressures that drove senior management to book and report the hydrocarbons as proved reserves over an extended period of reflect more serious trends in declining reserve replacement, a shortening reserve life index, and understated costs, than had been readily apparent in the Group’s internal exploration and development efforts.

While the entire petroleum industry faces similar reserve replacement and cost structure challenges, the results of the independent investigation to the Group Audit Committee (GAC) show that Royal Dutch/Shell took a more aggressive tack than its peers to demonstrate reserve growth and the potential for rising production in the face of large embedded production declines.

Equally important, the report to the GAC indicates a range of reporting and oversight flaws inconsistent with a highly rated entity, and raises major questions about Royal Dutch/Shell’s controls, reporting standards and corporate governance. Royal Dutch/Shell is taking significant and necessary remedial actions to address these reporting and governance shortcomings. While these efforts could be effective, considerable time and effort will be necessary to absorb the changes given the Group’s dual corporate and board structures and global operations, and to enhance its credibility in the financial community. Moreover, efficient, low-cost replacement of large volumes of oil and natural gas production will remain the Group’s central challenge.

The Aa1 long-term rating continues to be supported by Royal Dutch/Shell’s global scope and managerial depth, its strong base level cash flow, its conservative balance sheet management, and a roster of large long-term projects that should support reserve replacement and production growth in the future. However, in the near-term Moody’s is keeping the parent level and linked ratings under review, pending the Group’s publication of its restated 2002 and 2003 financial statements and reserve reporting. The continuing review will focus on the restated results, the magnitude of the changes resulting from the restatement, and a comparative assessment of the restated results including the Group’s reserves and operating position with its highest rated industry peers. While other uncertainties stem from the reserve re-categorization and investigation, including remedial governance and control issues, Moody’s believes that in the absence of additional adverse changes, the Aa1 long-term rating could potentially be confirmed with a stable outlook.

Moody’s notes that pending resolution of the Royal Dutch/Shell and Shell Oil Company ratings, certain other ratings for Shell Oil Company affiliates also remain under review. These include Motiva Enterprises LLC (A1/Prime-1), Deer Park Refining Limited Partnership (A1/Prime-1) and Coral Energy Resources LLC (A1 Issuer Rating).

The Royal Dutch/Shell Group comprises one of the world’s largest integrated petroleum companies through the combined holdings of Royal Dutch Petroleum and Shell Transport and Trading, headquartered in The Hague and in London, England, respectively.

Contact:

Investor Relations

Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations

Andy Corrigan	+44 20 7934 5963
Herman Kievits	+31 70 377 8750

The Hague, 21 April, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

General Attorney (M.C.M. Brandjes)

Date: 21 April 2004